                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

                                  (AMDOCS LOGO)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 22, 2009

To the Shareholders:

     The annual general meeting of shareholders of Amdocs Limited will be held at 10:00 a.m., local time, on Thursday, January 22, 2009, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, for the following purposes:

          1. To approve the election of each of the following 12 individuals to serve as directors of Amdocs Limited until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified:

                       Bruce K. Anderson
                       Adrian Gardner
                       Charles E. Foster
                       James S. Kahan
                       Zohar Zisapel
                       Dov Baharav
                       Julian A. Brodsky
                       Eli Gelman
                       Nehemia Lemelbaum
                       John T. McLennan
                       Robert A. Minicucci
                       Simon Olswang

          2. To approve the following special resolution: "RESOLVED, that the current Memorandum of Association and Articles of Association of Amdocs Limited be, and they hereby are, amended and restated in their entirety and that the Memorandum of Incorporation and the Articles of Incorporation, as attached to Amdocs Limited's proxy statement as Appendix C-1 and C-2, respectively, be, and they hereby are, adopted as the Company's Memorandum of Incorporation and Articles of Incorporation respectively.";

          3. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2008 (Proposal III); and

          4. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2009, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

     Our shareholders will also act on such other business as may properly come before the annual general meeting.

     The Board of Directors has fixed the close of business on November 24, 2008 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER

THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE ANNUAL GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

                                        By Order of the Board of Directors

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary and Treasurer

December 11, 2008



                                  ------------



A proxy card for the annual general meeting for the fiscal year ended September 30, 2008 is enclosed and our Annual Report on Form 20-F is available on our website at www.amdocs.com or by request. Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A Shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares. If, within 30 minutes from the appointed time for the meeting, a quorum is not present, the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened, it shall stand adjourned for seven days at the same time and place or to such other day and at such other time and place as the Board of Directors may determine and no notice of adjournment need be given. At that meeting, those shareholders present in person or by proxy will form a quorum whatever their number and the number of shares held by them.

                                 AMDOCS LIMITED

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, JANUARY 22, 2009

     References in this Proxy Statement to "Amdocs", "we", "our" and "us" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value L0.01 per share, for use at the annual general meeting of shareholders to be held at 10:00 a.m., local time, on Thursday, January 22, 2009, at the offices of WilmerHale, 399 Park Avenue, New York, New York, 31st floor, or at any adjournments thereof (the "General Meeting").

     This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 11, 2008.

     At the General Meeting, the holders of our ordinary shares as of the close of business on November 24, 2008 (the "Record Date") will be asked to take the following actions:

          1. Elect 12 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

          2. Approve a special resolution, proposed in response to recent changes in the laws of Guernsey, adopting amendments to our Memorandum of Association and our Articles of Association, and restating them in their entirety (Proposal II);

          3. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2008 (Proposal III); and

          4. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2009, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal IV).

     The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 203,615,917 ordinary shares. Each ordinary share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the General Meeting.

     Approval of Proposals I, III and IV requires the affirmative vote of a majority of our ordinary shares represented in person or by proxy at the General Meeting. Approval of Proposal II requires the affirmative vote of not less than 75% of our ordinary shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted "for", "against" or "abstain" from voting with respect to each of Proposals II, III and IV. Each shareholder may specify that his, her or its ordinary shares may be voted "for" any of the director nominees named in Proposal I, or they may be "withheld" from any such nominees. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxyholders, the ordinary shares represented by a proxy will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the "Broker Non-Votes"), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

     Shareholders of record are entitled to appoint one or more proxies to attend and vote at the General Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by Internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, on or before January 21, 2009. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the Internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

     Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

     - Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or

     - Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                    IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. ORDINARY SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS PRESENT OR REPRESENTED BY PROXY.

                                   PROPOSAL I

                              ELECTION OF DIRECTORS

     Our Board of Directors is comprised of 13 directors, and, currently 12 individuals are serving as directors. As set forth below, the Board of Directors has nominated 12 individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors and one of whom was appointed by our Board in July 2008. Each director elected at the General Meeting will serve until the next annual general meeting of shareholders or until his earlier resignation or removal or a successor is elected and qualified.

     Ordinary shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the 12 nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he became a director of Amdocs.

NAME                      AGE
----                      ---
Bruce K. Anderson          68   Mr. Anderson has been Chairman of the Board of
                                Directors of Amdocs since September 1997. Since August
                                1978, Mr. Anderson has been a general partner of Welsh,
                                Carson, Anderson & Stowe ("WCAS"), an investment firm
                                that specializes in the acquisition of companies in the
                                information and business services and health care
                                industries. Until September 2003, investment
                                partnerships affiliated with WCAS had been among our
                                largest shareholders. Mr. Anderson served for nine
                                years with Automated Data Processing, Inc. ("ADP")
                                until his resignation as Executive Vice President and a
                                director of ADP, and President of ADP International,
                                effective August 1978. Mr. Anderson serves on the board
                                of Alliance Data Systems, Inc., a publicly held company
                                that provides transaction, credit and marketing
                                services to large consumer based businesses.
Adrian Gardner             46   Mr. Gardner has been a director of Amdocs since April
                                1998 and is Chairman of the Audit Committee. Since
                                November 2007, Mr. Gardner has been Chief Financial
                                Officer of PA Consulting Group, a London-based business
                                consulting firm. From April until November 2007, Mr.
                                Gardner was a private investor. Mr. Gardner was Chief
                                Financial Officer of ProStrakan Group plc, a
                                pharmaceuticals company based in the United Kingdom and
                                listed on the London Stock Exchange, from 2002 until
                                April 2007 and a director from 2002 until June 2007.
                                Prior to joining ProStrakan, he was a Managing Director
                                of Lazard LLC, based in London, where he worked with
                                technology- and telecommunications-related companies.
                                Prior to joining Lazard in 1989, Mr. Gardner qualified
                                as a chartered accountant with Price Waterhouse (now
                                PricewaterhouseCoopers). Mr. Gardner is a member of the
                                Institute of Chartered Accountants in England & Wales.
Charles E. Foster          72   Mr. Foster has been a director of Amdocs since December
                                2001 and is Chairman of the Nominating and Corporate
                                Governance Committee. He was Chairman of the Board of
                                Prodigy Communications Corporation from June until
                                November 2001. From 1997 until 2001, Mr. Foster served
                                as Group President of SBC Communications Inc. ("SBC"),
                                where he was responsible, at various times, for
                                engineering, network, centralized services, marketing
                                and operations, information systems, procurement,
                                treasury, international operations, wireless services,
                                merger integration, real estate, yellow pages and cable
                                TV operations. In 2005, SBC acquired AT&T Corp. and
                                became AT&T Inc. AT&T, together with its affiliates,
                                holds 5.1% of our outstanding ordinary shares and is a
                                significant customer of ours. Mr. Foster serves as
                                trustee of the Southwest Foundation for Bio-Medical
                                Research, a non-profit research institute. Mr. Foster
                                is a member of the Texas Society of Professional
                                Engineers and a director of Morningside Ministries, a
                                non-profit operator of nursing homes in the San Antonio
                                area.

NAME                      AGE
----                      ---
James S. Kahan             61   Mr. Kahan has been a director of Amdocs since April
                                1998 and is Chairman of the Compensation Committee.
                                From 1983 until his June 2007 retirement, he worked at
                                SBC, which is now AT&T, and served as a Senior
                                Executive Vice President from 1992 until June 2007.
                                AT&T, together with its affiliates, holds 5.1% of our
                                outstanding ordinary shares and is a significant
                                customer of ours. Prior to joining AT&T, Mr. Kahan held
                                various positions at several telecommunications
                                companies, including Western Electric, Bell
                                Laboratories, South Central Bell and AT&T Corp.
Zohar Zisapel              59   Mr. Zisapel has been a director of Amdocs since July
                                2008 and is the Chairman of the Technology and
                                Innovation Committee.  Mr. Zisapel co-founded RAD Data
                                Communications Ltd. and has been its chairman since
                                1982, a privately-held voice and data communications
                                company and part of the RAD Group, a family of
                                independent networking and telecommunications
                                companies. Mr. Zisapel also serves as chairman of
                                Ceragon Networks Ltd., RADVision Ltd. and RADCOM Ltd.,
                                each of which is a publicly-traded member of the RAD
                                Group, as well as on the boards of directors of several
                                privately-held companies.  Mr. Zisapel previously
                                served as head of the electronics research and
                                development department in the Israeli Ministry of
                                Defense from 1978 until 1982 and as chairman of the
                                Israel Association of Electronic Industries from 1998
                                until 2001.
Dov Baharav                58   Mr. Baharav has been a director of Amdocs and the
                                President and Chief Executive Officer of Amdocs
                                Management Limited, our wholly-owned subsidiary, since
                                July 2002. Mr. Baharav has overall coordination
                                responsibilities for the operations and activities of
                                our operating subsidiaries. In 1991, Mr. Baharav joined
                                Amdocs Inc., our principal wholly-owned U.S.
                                subsidiary, serving as its Vice President and then
                                President in St. Louis, Missouri until 1995. From 1995
                                until July 2002, Mr. Baharav was a Senior Vice
                                President and the Chief Financial Officer of Amdocs
                                Management Limited. Prior to joining Amdocs, Mr.
                                Baharav served as Chief Operating Officer of Optrotech
                                Ltd., a publicly held company that develops,
                                manufactures and markets electro-optical devices.
Julian A. Brodsky          75   Mr. Brodsky has been a director of Amdocs since July
                                2003. Mr. Brodsky has served as a director and as Vice
                                Chairman of Comcast Corporation since 1989. From 1989
                                to May 2004, Mr. Brodsky was Chairman of Comcast
                                Interactive Capital, LP, a venture fund affiliated with
                                Comcast. He is a director of RBB Fund, Inc.
Eli Gelman                 50   Mr. Gelman has been a director of Amdocs since 2002.
                                Since April 2007, Mr. Gelman has devoted his time to
                                charitable matters focused on youth education.  He
                                served as Executive Vice President of Amdocs Management
                                Limited from 2002 until 2007 and our Chief Operating
                                Officer from October 2006 until April 2007.  Prior to
                                October 2002, he was a Senior Vice President, where he
                                headed our U.S. sales and marketing operations and
                                helped spearhead our entry into the customer care and
                                billing systems market. Before that, Mr. Gelman was an
                                account manager for our major European and North
                                American installations, and has led several major
                                software development projects.  Mr. Gelman has more
                                than 28 years of experience in the software industry,
                                including more than 20 years with Amdocs.  Before
                                joining Amdocs, Mr. Gelman was involved in the
                                development of real-time software systems for
                                communications networks.

NAME                      AGE
----                      ---
Nehemia Lemelbaum          66   Mr. Lemelbaum has been a director of Amdocs since
                                December 2001 and was a Senior Vice President of Amdocs
                                Management Limited from 1985 until January 2005. Since
                                2005, Mr. Lemelbaum has been a private investor. He
                                joined Amdocs in 1985, with initial responsibility for
                                U.S. operations. Mr. Lemelbaum led our development of
                                graphic products for the yellow pages industry and
                                later led our development of customer care and billing
                                systems, as well as our penetration into that market.
                                Prior to joining Amdocs, he served for nine years with
                                Contahal Ltd., a leading Israeli software company,
                                first as a senior consultant, and later as Managing
                                Director. From 1967 to 1976, Mr. Lemelbaum was employed
                                by the Ministry of Communications of Israel (the
                                organization that predated Bezeq, the Israel
                                Telecommunication Corp. Ltd.), with responsibility for
                                computer technology in the area of business data
                                processing.
John T. McLennan           63   Mr. McLennan has been a director of Amdocs since
                                November 1999. From May 2000 until June 2004, he served
                                as Vice-Chair and Chief Executive Officer of Allstream
                                (formerly AT&T Canada). Mr. McLennan founded and was
                                the President of Jenmark Consulting Inc. from 1997
                                until May 2000. From 1993 to 1997, Mr. McLennan served
                                as the President and Chief Executive Officer of Bell
                                Canada. Prior to that, he held various positions at
                                several telecommunications companies, including BCE
                                Mobile Communications and Cantel Inc. Mr. McLennan is
                                also a director of Air Canada Jazz, a publicly held
                                regional airline company, Emera Inc., a Canadian
                                publicly held energy services company, and Chairman of
                                Nova Scotia Power Inc., a wholly-owned subsidiary of
                                Emera.
Robert A. Minicucci        56   Mr. Minicucci has been a director of Amdocs since
                                September 1997. He has been a general partner of WCAS
                                since 1993. From 1992 to 1993, Mr. Minicucci served as
                                Senior Vice President and Chief Financial Officer of
                                First Data Corporation, a provider of information
                                processing and related services for credit card and
                                other payment transactions. From 1991 to 1992, he
                                served as Senior Vice President and Treasurer of the
                                American Express Company. He served for 12 years with
                                Lehman Brothers (and its predecessors) until his
                                resignation as a Managing Director in 1991. Mr.
                                Minicucci is also a director of Alliance Data Systems,
                                Inc., a publicly held company, and several private
                                companies.
Simon Olswang              65   Mr. Olswang has been a director of Amdocs since
                                November 2004. In 2002, Mr. Olswang retired as Chairman
                                of Olswang, a media and communication law firm in the
                                United Kingdom that he founded in 1981. He is a member
                                of the Advisory Board of Palamon Capital Partners LLP.
                                Mr. Olswang was a member of the Board of Directors of
                                The British Library until March 2008 and has served as
                                a non-executive director of a number of companies and
                                organizations, including Aegis Group plc, The Press
                                Association and the British Film Institute. Mr. Olswang
                                serves as Trustee of Langdon College of Further
                                (Special) Education in Salford, of which he is a co-
                                founder and trustee.


BOARD COMMITTEES

     Our Board of Directors has formed five committees as described below. Members of each committee are appointed by the Board of Directors.

     Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to our independent registered public accounting firm, the performance of our independent registered public accounting firm, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the U.S. Securities and Exchange Commission, or the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is attached to this Proxy Statement as Appendix A, and it is available on our website at www.amdocs.com.

     Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Foster (Chair), Kahan, Brodsky and Gardner. All of the members of the Nominating and Corporate Governance Committee are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

     Compensation Committee. The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. Kahan (Chair), Anderson and Minicucci, all of whom are independent directors, as required by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

     Executive Committee. The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Baharav, Kahan, Lemelbaum and Minicucci.

     Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with our current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Anderson, Gelman and Lemelbaum.

     Our independent directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under "-- Compensation of Directors".

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the Board of Directors held four meetings. In addition, the Audit Committee held eight meetings, the Compensation Committee held one meeting, the Nominating and Corporate Governance Committee held four meetings, the Executive Committee held ten meetings and the Technology and Innovation Committee held two meetings in the 2008 fiscal year. During fiscal 2008, each of our directors except one attended at least 75% of the aggregate of the number of Board of Directors meetings and meetings held by all committees on which he then served. During fiscal 2008, our directors who are not our employees, which we refer to as Non-Employee Directors, held one meeting without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading "Communicating with the Independent Directors."

COMMUNICATING WITH THE INDEPENDENT DIRECTORS

     The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

     Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

     Shareholders who wish to send communications on any topic to the Board of Directors or to our independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017.

SIGNIFICANT CORPORATE GOVERNANCE DIFFERENCES

     We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the NYSE listing standards.

DIRECTOR QUALIFICATION STANDARDS

     Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence.

     In accordance with these standards and the rules of the NYSE, our Board of Directors has determined that each of the following 10 of our current 12 directors has no material relationship with us and is therefore independent:
Messrs. Anderson, Gardner, Brodsky, Foster, Kahan, Lemelbaum, McLennan, Minicucci, Olswang and Zisapel.

     The full text of our categorical standards is attached to this Proxy Statement as Appendix B.

CODE OF ETHICS AND BUSINESS CONDUCT

     Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including executive officers, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com. We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

COMPENSATION OF DIRECTORS

     Our Non-Employee Directors receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. During fiscal 2008, our compensation policy provided that each Non-Employee Director receives an annual cash payment of $35,000, however, for fiscal 2009, our Board of Directors has approved a reduction in this annual cash payment to $31,500. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the Chairman of the Board of Directors receives an annual cash payment of $75,000, the Chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the Chairman of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $5,000. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. Upon election or appointment to our Board of Directors, each Non-Employee Director receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, each Non-Employee Director receives an annual option grant for the purchase of 11,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the market price of our shares on the last trading day preceding the grant date. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During the 2008 fiscal year, we granted to 12 Non-Employee Directors options to purchase an aggregate of 150,500 ordinary shares at a weighted average price of $34.40 per share, with vesting over three year terms.

     It is proposed that each of the following 12 individuals be elected to serve as a director of Amdocs Limited until the next annual general meeting of shareholders or until his earlier resignation or removal or until his respective successor is elected and qualified:

                       Bruce K. Anderson
                       Adrian Gardner
                       Charles E. Foster
                       James S. Kahan
                       Dov Baharav
                       Julian A. Brodsky
                       Eli Gelman
                       Nehemia Lemelbaum
                       John T. McLennan
                       Robert A. Minicucci
                       Simon Olswang
                       Zohar Zisapel

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the election of each director nominee named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth specified information with respect to the beneficial ownership of our ordinary shares as of November 24, 2008 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares. All percentages are based on 203,615,917 ordinary shares outstanding as of November 24, 2008. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as owned by that holder. As of November 24, 2008, none of our directors or senior managers beneficially owned 1% or more of our outstanding ordinary shares or will be able to vote 1% or more of our outstanding ordinary shares at the General Meeting. Information concerning shareholders other than AT&T and our directors and executive officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 24, 2008.

                                               SHARES BENEFICIALLY
NAME                                                  OWNED          PERCENTAGE OWNERSHIP
----                                           -------------------   --------------------
T. Rowe Price Associates, Inc.(1)............       17,360,591                8.5
Janus Capital Management LLC(2)..............       16,389,277                8.0
J&W Seligman & Co. Incorporated(3)...........       11,740,656                5.8
Glenview Capital Management, LLC(4)..........       11,639,877                5.7
AT&T Inc.(5).................................       10,364,698                5.1
All directors and executive officers as a
  group (17 persons)(6)......................        5,893,734                2.8



--------

   (1) The address of T. Rowe Price Associates, Inc. ("T. Rowe Price") is 100 E. Pratt Street, Baltimore, Maryland 21202. Based on a Schedule 13G filed by
       T. Rowe Price with the SEC on February 12, 2008, as of December 31, 2007,
       T. Rowe Price had sole voting power over 3,629,100 of our ordinary shares and sole dispositive power over 17,360,591 of our ordinary shares.

   (2) The address of Janus Capital Management LLC ("Janus") is 151 Detroit Street, Denver, Colorado 80206. Based on a Schedule 13G filed by Janus with the SEC on February 14, 2008, as of December 31, 2007, Janus Capital has an indirect 86.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH") and an indirect 30% ownership stake in Perkins, Wolf, McDonnell and Company, LLC ("Perkins Wolf"). Due to this ownership structure, holdings for Janus, Perkins Wolf and INTECH are aggregated. Janus, Perkins Wolf and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 16,389,277 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

   (3) The address of J&W Seligman & Co. Incorporated ("Seligman") is 100 Park Avenue, New York, New York 10017. Based on a Schedule 13G filed by Seligman with the SEC on January 28, 2008, as of December 31, 2007, Seligman had shared voting power over 11,740,656 of our ordinary shares and shared dispositive power over 11,740,656 of our ordinary shares. William C. Morris, as the owner of a majority of the outstanding voting securities of Seligman, may be deemed to beneficially own the shares reported by Seligman.

   (4) The address of Glenview Capital Management, LLC ("Glenview") is 767 Fifth Avenue, 44th Floor, New York, New York 10153. Based on a Schedule 13G filed by Glenview with the SEC on April 18, 2008, as of April 17, 2008, Glenview had shared voting power and shared dispositive power over all of these ordinary shares. Of these ordinary shares, 386,390 were held for the account of Glenview Capital Partners, L.P., 6,377,229 were held for the account of Glenview Capital Master Fund, Ltd., 2,595,536 were held for the account of Glenview Institutional Partners, L.P., 694,616 were held for the account of GCM Little Arbor Master Fund, Ltd., 120,812 were held for the account of GCM Little Arbor Institutional Partners, L.P., 747,059 were held for the account of Glenview Capital Opportunity Fund, L.P., 686,270 were held for the account of Glenview Offshore Opportunity

       Master Fund, Ltd., 8,545 were held for the account of GCM Little Arbor Partners, L.P. and 23,420 were held for the account of GCM Opportunity Fund, L.P. Lawrence M. Robbins, as the Chief Executive Officer of Glenview, may be deemed to beneficially own the shares reported by Glenview.

   (5) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 24, 2008, AT&T beneficially owned 10,364,698 of our ordinary shares.

   (6) Includes options held by such directors and executive officers that are exercisable within 60 days after November 24, 2008.

                             AUDIT COMMITTEE MATTERS

     Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management's assessment of our internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

     The Audit Committee has reviewed our audited financial statements for the fiscal year ended September 30, 2008 and has discussed these financial statements with our management and independent registered public accounting firm.

     The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees). SAS 61 (as codified in AU Section 380 of the Codification of Statements on Auditing Standards) requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

     - methods to account for significant unusual transactions;

     - the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

     - the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

     - disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

     Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by the Public Company Accounting Oversight Board (PCAOB) Ethics and Independence Rule 3526 (Rule 3526), Communication with Audit Committees Concerning Independence. PCAOB Rule 3562 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from us.

     Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008.

PRE-APPROVAL POLICIES AND PROCEDURES

     The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit services to be provided to us, whether provided by our principal auditor or other firms, and all other services to be provided to us by our independent registered public accounting firm. These policies generally provide that we will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

                                   PROPOSAL II

      SPECIAL RESOLUTION AMENDING AND RESTATING THE COMPANY'S MEMORANDUM OF
                   INCORPORATION AND ARTICLES OF INCORPORATION

     As a result of the changes in the corporate law of Guernsey, our Board of Directors has unanimously approved a resolution, subject to shareholder approval, amending our current Memorandum of Association (the "Existing MOI") and our current Articles of Association (the "Existing Articles") and restating the Memorandum of Incorporation (the "Amended MOI") and Articles of Incorporation (the "Amended Articles") in their entirety. The Amended MOI and Amended Articles are summarized below, and they are attached to this Proxy Statement as Appendix C-1 and C-2, respectively, and the discussion below is qualified in its entirety by reference to the Amended MOI and the Amended Articles.

BACKGROUND

     Amdocs Limited is organized under the laws of Guernsey in the Channel Islands. Effective as of July 1, 2008, Guernsey adopted The Companies (Guernsey) Law, 2008, which we refer to as the New Companies Law. Under the New Companies Law, the term "Memorandum of Incorporation" is now used in place of the term "Memorandum of Association," and the term "Articles of Incorporation" is now used in place of the term "Articles of Association." Accordingly, we use these terms interchangeably below.

     Reasons for Amending the Existing MOI. A new unanimous shareholder approval requirement enacted by the New Companies Law will effectively make it impossible for us to implement amendments to certain provisions of our Memorandum of Incorporation after January 1, 2010. Accordingly, to ensure that we have the flexibility to pursue all current and future business objectives, and in accordance with practice in Guernsey, our Board of Directors has deemed it advisable that we simplify our Memorandum of Incorporation to include only the minimum requirements under the New Companies Law.

     Reasons for Amending the Existing Articles. As a result of new requirements under the New Companies Law, and in connection with the adoption of the Amended MOI, our Board of Directors has deemed it advisable that we amend and restate the Existing Articles. The Amended Articles would enumerate various powers of, and restrictions on, Amdocs Limited, as described below.

THE AMENDED MOI

     Under the New Companies Law, we are required to have a Memorandum of Incorporation that sets forth basic information about our company. Under prior Guernsey law and until January 1, 2010 under the New Companies Law, certain parts of a company's Memorandum of Association may be amended with the consent of not less than 75% of the votes recorded at a general meeting of shareholders.

     After January 1, 2010, under the New Companies Law, a company's Memorandum of Incorporation may only be amended with the unanimous consent of the company's shareholders. We believe that attaining unanimity among our shareholders -- and therefore our ability to implement desirable or even necessary amendments -- would be virtually impossible, which could in turn prevent Amdocs from pursuing business objectives, even if they are overwhelmingly favored by our shareholders. As a result, our Board of Directors has deemed it advisable to simplify our Memorandum of Incorporation to the greatest extent possible in an effort to minimize the need for future amendment.

     Under prior Guernsey law, a Guernsey company was required to set out the purposes, or objects, for which it was established in the company's Memorandum of Incorporation, and if an object was not specified in a company's Memorandum of Incorporation, it was not permissible for the company to undertake that activity. However, under the New Companies Law, a Guernsey company is deemed to have unlimited business purposes unless the company's Memorandum of Incorporation states otherwise. As a result, under the New Companies Law, the Existing MOI operates to limit our business purposes, rather than to expand them as much as possible as was intended when it was adopted by our shareholders.

     Accordingly, our Board of Directors has deemed it advisable to amend the Existing MOI to eliminate any restrictions on the business purposes of Amdocs Limited. Other provisions of the Amended MOI deal with certain administrative matters and effect no material change from the Existing MOI.

THE AMENDED ARTICLES

     Under the New Companies Law, we are required to have Articles of Incorporation that set out the regulations for the conduct of the business and affairs of our company. Set forth below are the significant changes to the Existing Articles that will be effected by the adoption of the Amended Articles.

     Business Purpose. Under the Amended Articles, the nature of the business or purposes to be conducted or promoted by Amdocs would be to engage in any lawful act or activity for which companies may be organized under Guernsey law. The Amended Articles state that the Board of Directors will have all the powers necessary for directing and supervising the management of our business and affairs and delete the specification of powers contained in the Existing Articles.

     Authorized Capital. A Guernsey company may not issue shares unless authority is granted to the board of directors by the company's shareholders, and, if the company has more than one class of authorized shares, such authority may be granted for no longer than five years. Accordingly, the Amended Articles provide that our Board of Directors has the authority to issue shares for a fixed period of up to five years, and this authorization will be required to be renewed by our shareholders at least every five years in order for us to be permitted to continue to issue shares. Subject to these limitations, the Amended Articles would permit us, subject to our Board's authorization, to issue shares with or without par value, and we would be authorized to issue up to 25,000,000 preferred shares (which is currently authorized by the Existing Articles) and up to 700,000,000 ordinary shares (the current authorization is 550,000,000 ordinary shares), including voting and non-voting ordinary shares. As of November 24, 2008, 203,615,917 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding.

     Although our Board of Directors does not have any current plans to issue the additional ordinary shares, it desires to have the shares available to provide additional flexibility to use in the future for business and financial purposes that our Board of Directors deems to be in Amdocs' best interest on a timely basis without the expense and delay of a shareholders' meeting. The additional shares may be used for any proper corporate purposes without further shareholder approval. These purposes may include stock splits or stock dividends, raising funds to meet our working capital or other needs, providing equity incentives to employees, officers or directors, expanding our business through acquisitions and other investment opportunities and other purposes.

     The increase in the number of authorized ordinary shares will not affect the requirement under the rules of the New York Stock Exchange for shareholder approval for (i) any increase in the number of shares reserved under our Stock Option and Incentive Plan and for any other equity compensation plan, (ii) certain issuances to directors, officers and substantial shareholders or (iii) subject to certain exceptions, an issuance involving voting power equal to or in excess of 20% of the voting power outstanding before the issuance.

     Subject to the authority to issues shares discussed above, the rights, preferences and restrictions attaching to each class of the shares are the same as currently provided in the Existing Articles.

     Dividends. Under the Amended Articles, our Board of Directors would have the authority to declare dividends, whether in cash or shares, without further shareholder action. The New Companies Law applies a solvency test for the ability of a Guernsey company to pay dividends or make other distributions on its shares, including through share repurchases. After giving effect to any proposed dividend or distribution, a Guernsey company's board of directors must be able to conclude that the company will be able to pay its debts as they come due and that the value of the company's remaining assets is greater than its liabilities. It is our policy to retain earnings to finance the development of our business. Our declaration or payment of any future dividends will be based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. We maintain a revolving credit facility, and its terms restrict, and the terms of any other debt that we may incur could effectively limit, our ability to pay dividends.

     Share Repurchases. Under the Amended Articles, Amdocs Limited would be permitted to acquire directly its own shares, whether or not they are redeemable, subject to solvency requirements. However, such power is subject to shareholder approval, which must specify the maximum number of shares that may be acquired, the maximum and minimum prices that may be paid and the expiration date of the authority. As a result, in practice, and subject to solvency requirements, we expect that we would continue to effect any future repurchases of our ordinary shares through our subsidiaries, which are not subject to these restrictions.

     Transfer or Transmission of Shares. Under the Amended Articles, we would not be limited in our ability to provide for the transfer of our shares pursuant to an uncertificated system.

     Directors. Under the Amended Articles, the number of our directors shall be set by our Board of Directors from time to time, but shall not be less than three, or more than 20.

     Indemnification. In accordance with the New Companies Law, the Amended Articles provide that our directors, officers and other agents will be indemnified by us from and against all liabilities sustained in connection with their performance of their duties as directors, officers or agents. However, under the Amended Articles, we may not indemnify for certain excluded liabilities, which are:

     - fines imposed in criminal proceedings;

     - regulatory fines;

     - expenses incurred in defending criminal proceedings resulting in a conviction;

     - expenses incurred in defending civil proceedings brought by the company or an affiliated company in which judgment is rendered against the director; and

     - expenses incurred in unsuccessfully seeking judicial relief from claims of a breach of duty.

     Although our directors may not be exempted from, or indemnified for, liabilities to Amdocs Limited arising out of negligence, default, breach of duty or breach of trust, liabilities to third parties (including to our shareholders) arising out of negligence, default, breach of duty or breach of trust may be indemnified by us and the Amended Articles expressly authorize us to purchase insurance against such liabilities to us or to third parties for the benefit of our directors, and we do maintain such insurance. In any event, judicial relief is available for an officer charged with a neglect of duty if the court determines that such person acted honestly and reasonably, having regard to all the circumstances of the case.

     Interested Transactions. Under the Existing Articles, our directors are not prohibited from entering into transactions with Amdocs Limited, however, a director must disclose any interest to our Board of Directors prior to entering into the transaction. Under the New Companies Law, we are now permitted to void a transaction between Amdocs Limited and a director at any time within three months after the transaction has been disclosed to our Board of Directors, unless the director's interest was previously disclosed to our Board of Directors, the transaction is in the ordinary course of business on usual terms and conditions, the transaction is ratified by our shareholders or we received fair value from the transaction. Because the New Companies Law permits us to choose among several approaches to interested transactions, each of which we believe adequately protects the interests of Amdocs Limited and its shareholders, the Amended Articles do not require a director to disclose an interest to our Board of Directors prior to entering into a transaction, although our code of Ethics and Business Conduct encourages prior disclosures of conflicts of interest by directors, officers and employees.

     Changes of Control. There are no provisions in the Amended MOI or Amended Articles that would have the effect of delaying, deferring or preventing a change in control of Amdocs Limited and that would operate only with respect to a merger, acquisition or corporate restructuring involving Amdocs Limited or any of its subsidiaries.

     Other Provisions. The Amended Articles eliminate certain provisions of the Existing Articles that are set forth in substantially the same terms in the New Companies Law, including provisions dealing with transactions between a director and us and the rights of shareholders to receive certificates for their shares. The remaining provisions of the Amended Articles deal with various procedural or similar matters, including share transfers, requirements for holding general shareholder meetings and meetings of directors, the appointment and qualification of directors and inspection of records. The amended Articles do not effect any significant changes in these provisions under the Existing Articles.

     OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS APPROVE THE AMENDED MOI AND AMENDED AOI BY VOTING IN FAVOR OF THIS SPECIAL RESOLUTION.

     It is proposed that the following special resolution be adopted at the General Meeting:

     "RESOLVED, that the current Memorandum of Association and Articles of Association of Amdocs Limited be, and they hereby are, amended and restated in their entirety and that the Memorandum of Incorporation and the Articles of Incorporation, as attached to Amdocs Limited's proxy statement as Appendix C-1 and C-2, respectively, be, and they hereby are, adopted as the Company's Memorandum of Incorporation and Articles of Incorporation respectively."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of not less than 75% of the votes recorded at the General Meeting is necessary for the approval of this special resolution. If this special resolution is not approved by our shareholders, then the Existing MOI and the Existing Articles would continue in effect. In such an event, certain provisions of the Existing MOI and Existing Articles may not comply with the New Companies Law at the end of the transitional period under the law on January 1, 2010. We would then be required to seek shareholder approval again for changes to our charter documents.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE SPECIAL RESOLUTION AMENDING AND RESTATING THE COMPANY'S MEMORANDUM OF INCORPORATION AND ARTICLES OF INCORPORATION (ATTACHED TO THIS PROXY STATEMENT AS APPENDIX C-1 AND C-2, RESPECTIVELY).

                                  PROPOSAL III

                APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008

     Our Annual Report for the fiscal year ended September 30, 2008 will be available on our website at http://dox.client.shareholder.com. Our Consolidated Financial Statements for the fiscal year ended September 30, 2008 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

     It is proposed that the following ordinary resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements of Amdocs Limited for the fiscal year ended September 30, 2008 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                   PROPOSAL IV

                          RATIFICATION AND APPROVAL OF
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2009 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs' books and accounts for the fiscal year ended September 30, 2008 and has served as our independent public accounting firm since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

INDEPENDENT ACCOUNTANT FEES AND OTHER MATTERS

     The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

FEE CATEGORY                                              2008         2007
------------                                           ----------   ----------
Audit Fees(1)........................................  $3,800,000   $3,600,000
Audit-Related Fees(2)................................  $1,000,000   $  700,000
Tax Fees(3)..........................................  $1,600,000   $1,900,000


--------

   (1) Audit fees consist of fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

   (2) Audit-related services principally include due diligence examinations and SAS 70 report issuances.

   (3) Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

     It is proposed that the following ordinary resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP as Amdocs Limited's independent registered public accounting firm for the fiscal year ending September 30, 2009 and until Amdocs Limited's next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix its remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

                                  MISCELLANEOUS

OTHER MATTERS

     Our management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their reasonable discretion.

ANNUAL REPORT ON FORM 20-F

     Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal U.S. subsidiary at:

              Amdocs, Inc.
              1390 Timberlake Manor Parkway
              Chesterfield, Missouri 63017
              Fax: (314) 212-8358
              E-mail: dox_info@amdocs.com

              Attention:  Mr. Thomas G. O'Brien
                          Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by Internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        -s- Thomas G. O'Brien

                                        THOMAS G. O'BRIEN
                                        Secretary and Treasurer

December 11, 2008

                                                                      APPENDIX A

                                 AMDOCS LIMITED

                             AUDIT COMMITTEE CHARTER

A.  PURPOSE

     The Audit Committee of Amdocs Limited (the "Company") is a standing committee of the Board of Directors. The primary objective of the Audit Committee is to assist the Board of Directors' oversight of: the Company's accounting practices; the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications, independence, and performance of the Company's registered public accounting firm (the "independent auditor"); and the internal audit function.

B.  MEMBERSHIP, STRUCTURE, AND ADMINISTRATION

     1. SIZE AND MEMBER QUALIFICATIONS -- The Audit Committee shall consist of at least three members of the Board of Directors, all of whom shall be independent of management and the Company and shall satisfy the independence requirements as defined, by the applicable rules of the New York Stock Exchange
(NYSE) and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" (as defined by applicable SEC rules) as determined by the business judgment of the Board of Directors.

     2. BOARD OF DIRECTORS AUTHORITY -- Members of the Audit Committee shall be appointed by the Board of Directors. The Audit Committee shall report regularly to the Board of Directors. Unless otherwise determined by the Board of Directors, no member of the Audit Committee may serve on the audit committee of more than two other public companies. The Board of Directors may remove members of the Audit Committee from such committee with or without cause.

     3. CHAIR -- Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect one by majority vote.

     4. COMPENSATION -- The compensation of the Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any compensation from the Company other than director's fees (in cash and/or company shares or options or in-kind consideration).

     5. MEETINGS -- The Audit Committee shall meet on a schedule and in a manner the Audit Committee shall establish. The Audit Committee may also act by unanimous written consent in lieu of a meeting. Periodically, the Audit Committee shall meet separately with: the independent auditor, members of the Company's management, and the Company's internal auditor. A special meeting may be called on not less than 24 hours notice, at any time by the Chairman. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

     6. SUBCOMMITTEES -- The Audit Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances.

     7. AUTHORITY -- The Audit Committee shall maintain unrestricted communication with the independent auditors, the Company's internal audit function personnel, counsel and financial management to assure that each understands and accepts its responsibilities for direct communication with the Audit Committee as appropriate. The Audit Committee shall have full access to the books and records of the Company, as well as, full access to interview employees, if necessary. The Chairman of the Audit Committee shall have the authority to direct the Company's internal audit function to carry out such special audit projects as, in the Chairman's judgment, are warranted.

     8. PERFORMANCE AND CHARTER EVALUATIONS -- The Audit Committee shall maintain this Audit Committee Charter and obtain the approval of the Board of Directors for all revisions or changes to the Charter. The Audit Committee shall review and reassess the Charter as conditions dictate or at least annually.

C.  RESPONSIBILITIES AND DUTIES

     1. GENERAL -- The Audit Committee shall discharge its responsibilities and shall assess the information provided by the Company's management, the internal auditor and the independent auditors, in accordance with its business judgment. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, for the appropriateness of the accounting principles and the reporting policies that are used by the Company and for establishing and maintaining adequate internal control over financial reporting. The independent auditors are responsible for auditing the Company's financial statements and the Company's internal control over financial reporting and for reviewing the Company's unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

     2. OVERSIGHT OF INDEPENDENT AUDITORS

     a. Selection and Reporting -- The Audit Committee shall be directly responsible for appointing, evaluating and, when necessary, terminating the independent auditors. The Audit Committee is also directly responsible for oversight of the independent auditor's work, including the resolution of disagreements between Company management and the independent auditors regarding financial reporting. The independent auditors shall report directly to the Audit Committee.

     b. Compensation -- The Audit Committee shall take direct responsibility for setting compensation of the independent auditors. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

     c. Independence -- On a periodic but no less frequently than annual basis, the Audit Committee shall obtain from the independent auditors a formal written statement delineating all their relationships with the Company or professional services that may impact their objectivity and independence, including those required to be disclosed by the Independence Standards Board's Standard No. 1. In addition, the Audit Committee shall review with the independent auditors the nature and scope of any disclosed relationships or professional services and any appropriate actions necessary to ensure the continuing independence of the auditors.

     d. Quality-Control Report -- At least annually, the Audit Committee shall obtain and review a report by the independent auditors describing:

     - the internal quality-control procedures at the independent auditor's firm; and

     - any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor's firm, or by any inquiry or investigation by any governmental or professional authorities, within the preceding five years, relating to one or more independent audits carried out by the independent auditor's firm, and any steps taken to deal with any such issues.

     e. Pre-approval of Services -- The Audit Committee shall pre-approve all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable NYSE and SEC rules. The Audit Committee shall cause the Company to disclose compliance with any applicable disclosure requirements regarding approval by the Audit Committee of any non-audit services to be performed by the independent auditor. Any decision of a subcommittee to pre-approve audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

     f. Review Scope of Services -- The Audit Committee shall meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and quarterly reviews for the current year and the procedures to be utilized. This review should include an evaluation of the adequacy of the auditor's staffing and compensation.

     g. Discussion of Independent Auditors' Comments and Recommendations -- The Audit Committee shall meet with the independent auditors to review their comments and recommendations with respect to:

     - internal accounting controls;

     - audit difficulties, including restrictions on the scope of the independent auditors' activities or access to requested information or significant disagreements with management;

     - analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods;

     - the effect of regulatory and accounting initiatives, as well as off balance sheet structures; and

     - other matters relating to the accounting procedures and records of the Company.

     The Audit Committee shall also review with the independent auditors the consideration given by management to such and any corrective action taken by management with respect thereto.

     h. Interim Financial Information -- The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the CFO any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by applicable auditing standards.

     3. REVIEW OF FINANCIAL DATA AND DISCLOSURES

     a. Review of Quarterly Reviewed and Annual Audited Financial Data -- The Audit Committee shall meet to review and discuss the financial data in the quarterly financial statements and annual report, including the Company's specific disclosures under "Operating and Financial Review and Prospects"; any accompanying opinions of the independent auditors; and matters required to be discussed by applicable auditing standards with financial management and the independent auditors and report thereon to the Board of Directors prior to the release, by public filing or other public disclosure, of earnings.

     b. Review of Auditor Reports -- The Audit Committee shall review and evaluate reports required to be made by the independent auditor pursuant to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written correspondence between Company management and the independent auditor, such as a management letter or schedule of unadjusted differences.

     c. Review of Earnings Release and Other Financial Information -- The Audit Committee shall discuss generally the type and presentation of information to be disclosed in the Company's earnings press releases, as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

     4. REVIEW OF INTERNAL REPORTS AND PROCESSES

     a. Review of Internal Audit Function -- The Audit Committee shall review and evaluate the activities and recommendations of the Company's internal audit function and the responses of the Company to such recommendations, including the independence and authority of the function. The Audit Committee is responsible to review the scope of the internal audit function, as well as, its staffing and compensation.

     b. Oversight of Company's Internal Control Processes -- The Audit Committee shall coordinate the Board of Director's oversight of the Company's significant internal control processes, including the process of preparing the interim and annual financial results; disclosure controls and procedures; internal audit function; and code of business conduct and ethics. The Audit Committee shall receive and review the reports of the CEO and CFO required by Rule 13a-14 of the Securities Exchange Act of 1934.

     c. Succession Planning Process -- The Audit Committee shall review and evaluate the performance and the succession planning process for the Company's finance and accounting personnel.

     d. Procedure for Complaints -- The Audit Committee shall establish procedures to provide for (i) receiving, tracking, retaining and treating complaints received by the Company regarding employee reports of conflicts in interest; unethical or illegal activities; or accounting, accounting controls, auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding such matters. The Audit Committee shall establish procedures for the reporting of such matters, when significant, to the Board of Directors.

     e. Discussion with Company Counsel -- The Audit Committee shall review periodically legal, environmental, code of ethics, and related matters with the Company's counsel.

     f. Hiring Policies -- The Audit Committee shall establish policies regarding the hiring of employees or former employees of the Company's independent auditors.

     g. Risk Management -- The Audit Committee shall discuss the Company's policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Company's exposure to risk is handled. The Audit Committee should also discuss the Company's major financial risk exposures and steps taken by management to monitor and control such exposures.

     h. Related Party Transactions -- The Audit Committee shall review and approve the Company's policies and procedures for reviewing and approving related party transactions (i.e., transactions within the scope of Item 7.B. of Form 20-F), and, to the extent no other policy or procedure applies to a particular proposed related party transaction, the Audit Committee shall have the authority to review and approve such transaction.

     5. ADMINISTRATION

     a. Audit Committee Independence -- The Audit Committee shall make inquiry of each member of the Audit Committee to confirm compliance with independence requirements as defined by Section 301 of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Company.

     b. Outside Consultants -- The Audit Committee shall retain independent counsel or consultants if necessary to carry out responsibilities. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors.

     c. Administrative Expenses -- The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

     d. Report to Board of Directors -- The Audit Committee shall report, no less frequently than annually or more frequently as circumstances require, to the Board of Directors concerning the Audit Committee's actions since the previous report and the Audit Committee's agenda for the ensuing year, which report shall contain recommendations as appropriate.

     e. Audit Committee Report -- The Audit Committee shall prepare an annual committee report as necessary or appropriate under the rules and regulations of the SEC.

     f. Written Affirmation to the NYSE -- On an annual basis, no later than one month after the Annual Meeting of Stockholders, and after each change in the composition of the Audit Committee, the Audit Committee shall direct the Company to prepare and provide to the NYSE such written confirmations regarding the membership and operation of the Audit Committee as the NYSE rules require.

     g. Annual Self-Evaluation -- At least annually, the Audit Committee shall evaluate its own performance.

     6. OTHER RESPONSIBILITIES

     a. Review of Other Outside Reports -- The Audit Committee shall review reports received from regulators and other legal and regulatory matters that have been brought to the attention of the Audit Committee and that may have a material effect on the financial statements or related company compliance policies.

     b. Other investigations -- The Audit Committee shall conduct or authorize investigations into any matter brought to the Audit Committee's attention within the scope of its duties, including anything as may be referred to the Audit Committee by the Board of Directors.

     c. Other Matters -- The Audit Committee shall consider such other matters in relation to the financial affairs of the Company as the Audit Committee may, in its discretion, determine to be advisable.

     d. Additional Powers -- The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

                                                                      APPENDIX B

                              CATEGORICAL STANDARDS

     In addition to applying the requirements under the NYSE rules, the Board has adopted guidelines to assist it in determining whether a director has a "material relationship" with the Company. Under these guidelines, a director will be considered to have a material relationship with the Company if during the last three years prior to the independency determination date:

     - Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $1,000,000, or 2% of such charitable organization consolidated gross revenues as reported in its last completed fiscal year;

     - Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company's indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company's consolidated gross revenues as reported in its last completed fiscal year;

     For purposes of the above standards: (i) "COMPANY" includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) "IMMEDIATE FAMILY MEMBER" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, other than individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

                                                                    APPENDIX C-1

                       THE COMPANIES (GUERNSEY) LAW, 2008

                            COMPANY LIMITED BY SHARES

                           MEMORANDUM OF INCORPORATION

                                       OF

                                 AMDOCS LIMITED

     1. The name of the Company is Amdocs Limited.

     2. The Registered Office of the Company will be situate in Guernsey.

     3. The Company is a non-cellular company.

     4. The liability of Members is limited to the amount (if any) for the time being remaining unpaid on the shares held by them respectively.

     5. The objects and powers of the Company are not restricted.

                                                                    APPENDIX C-2

                       THE COMPANIES (GUERNSEY) LAW, 2008

                                   AS AMENDED

                            COMPANY LIMITED BY SHARES

                            ARTICLES OF INCORPORATION

                                       OF

                                 AMDOCS LIMITED


  1.  STANDARD ARTICLES................................................    C-2-2
  2.  INTERPRETATION...................................................    C-2-2
  3.  AMENDMENTS.......................................................    C-2-3
  4.  BUSINESS.........................................................    C-2-3
  5.  SHARES...........................................................    C-2-3
  9.  PREFERRED SHARES.................................................    C-2-4
 10.  ORDINARY SHARES AND NON-VOTING ORDINARY SHARES...................    C-2-6
 11.  VARIATION OF CLASS RIGHTS........................................    C-2-7
 12.  REGISTERED OWNERS................................................    C-2-7
 13.  REGISTER OF MEMBERS..............................................    C-2-7
 14.  TRANSFER AND TRANSMISSION OF SHARES..............................    C-2-8
 18.  UNTRACED SHAREHOLDERS............................................    C-2-8
 19.  ALTERATION OF CAPITAL............................................    C-2-8
 22.  GENERAL MEETINGS.................................................    C-2-9
 25.  NOTICE OF GENERAL MEETINGS.......................................    C-2-9
 32.  PROCEEDINGS AT GENERAL MEETINGS..................................   C-2-11
 42.  VOTES OF MEMBERS.................................................   C-2-12
 48.  PROXIES..........................................................   C-2-13
 56.  WRITTEN RESOLUTIONS..............................................   C-2-13
 63.  NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS...............   C-2-14
 71.  REMUNERATION OF DIRECTORS........................................   C-2-15
 72.  INDEMNITIES......................................................   C-2-15
 73.  MANAGEMENT OF THE COMPANY........................................   C-2-16
 78.  DISQUALIFICATION OF DIRECTORS....................................   C-2-17
 80.  PROCEEDINGS OF DIRECTORS.........................................   C-2-17
 91.  EXECUTIVE DIRECTORS..............................................   C-2-18
 92.  DIVIDENDS........................................................   C-2-19
102.  RESERVES.........................................................   C-2-19
103.  CAPITALISATION OF PROFITS........................................   C-2-19
105.  NOTICES..........................................................   C-2-20
110.  WINDING UP.......................................................   C-2-20
112.  INSPECTION OF REGISTERS AND OTHER RECORDS........................   C-2-21




                                      C-2-1

                       THE COMPANIES (GUERNSEY) LAW, 2008

                            COMPANY LIMITED BY SHARES

                            ARTICLES OF INCORPORATION

                                       OF

                                 AMDOCS LIMITED

1.  STANDARD ARTICLES

     The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2.  INTERPRETATION

     In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

WORDS                                                  MEANINGS
-----                                   --------------------------------------
"Affiliate"...........................  means, with respect to a specified person, another person that directly,
                                        or indirectly through one or more
                                        intermediaries, controls or is
                                        controlled by or is under common
                                        control with the person specified.  As
                                        used herein, control means the
                                        possession, directly or indirectly, of
                                        the power to direct or cause the
                                        direction of the management or
                                        policies of a person, whether through
                                        the ability to exercise voting power,
                                        by contract or otherwise.
"Articles"............................  these Articles of Incorporation as now framed and at any time altered.
"at any time".........................  at any time or times and includes for the time being and from time to time.
"Board"...............................  the Directors at any time or the
                                        Directors present at a duly convened
                                        meeting at which a quorum is present.
"clear days"..........................  in relation to the period of notice means that period excluding the day
                                        when notice is given or deemed to be
                                        given and the day for which it is
                                        given or on which it is to take
                                        effect.
"Directors"...........................  the directors of the Company from time to time or, as the case may be, the
                                        directors assembled as a board.
"Law".................................  The Companies (Guernsey) Law, 2008 as
                                        amended extended or replaced and any
                                        Ordinance statutory instrument or
                                        regulation made thereunder.
"Member"..............................  includes registered holder of a share and vice versa and any person entitled
                                        thereto on death, disability or
                                        insolvency of a member.
"Memorandum"..........................  the Memorandum of Incorporation of the
                                        Company.
"Month" or "month"....................  calendar month.
"Office"..............................  the registered office at any time of the Company.


                                      C-2-2

WORDS                                                  MEANINGS
-----                                   --------------------------------------
"ordinary resolution".................  a resolution of the Company in general meeting passed by a simple majority of
                                        the votes of the Members entitled to
                                        vote and voting in person or by
                                        attorney or by proxy at the meeting.
"Proxy"...............................  includes attorney in fact.
"Register"............................  the Register of Members kept pursuant to the Law.
"Secretary"...........................  any person designated by the Board as such.
"special resolution"..................  a resolution of the Company in general meeting passed by a majority of three-
                                        fourths of the votes of the Members
                                        entitled to vote and voting in person
                                        or by attorney or by proxy at the
                                        meeting.


     Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions and save where these Articles otherwise provide, a fraction of a share shall rank pari passu and proportionately with a whole share of the same class.

     The singular includes the plural and vice versa.

     The masculine includes the feminine.

     Words importing persons include corporations.

     Expressions referring to writing include any mode of representing or reproducing words.

     Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

     In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

     Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3.  AMENDMENTS

     The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4.  BUSINESS

     The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which companies may be organised under the Law. Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

5.  SHARES

     (1) The Company may issue shares with a par value and shares of no par value.

     (2) At the date of adoption of these Articles, the share capital of the Company is 25,000,000 preferred shares ("Preferred Shares") and 700,000,000 ordinary shares, including voting ordinary shares ("Ordinary Shares") and non-voting ordinary shares ("non-voting Ordinary Shares").

     (3) The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Preferred Shares, Ordinary Shares and non-voting Ordinary Shares of the Company are set out in Articles 9 and 10 below. Unless the Company shall have resolved otherwise, any new shares shall be of such class and amount and have such preference or priority as regards dividends or


                                      C-2-3
         in the distribution of assets or as to voting or otherwise over any other shares of any class, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

     (4) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, and subject to
         Article 5(2), the Board may issue up to 700,000,000 ordinary shares and 25,000,000 Preferred Shares which may be issued as the Board may determine to the fullest extent permitted by Sections 292 and 293 of the Law and, to the extent that the time limit imposed by Section 292(3)(b)(i) remains legally applicable, such authority shall expire five (5) years after the date of adoption of these Articles or such later date as may be legally permissible. This authority may be further extended in accordance with the provisions of the Law.

6.  Subject to the provisions of the Law and these Articles:-

     (a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

     (b) the Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the repurchase price in respect of such purchase to the fullest extent permitted by the Law;

     (c) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

     (d) shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law; and

     (e) fractions of shares may be issued or purchased by the Company.

7. Subject to the authority conferred by Article 5 or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount to its par value except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

8. The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

9.  PREFERRED SHARES

     (1) Issue

     The Preferred Shares may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Shares hereinabove authorised.

     (2) Directors' Authorisation to Issue Preferred Shares

     Subject always to sub-Article 5(4), authority is hereby vested in the Directors from time to time to authorise the issue of one or more series of Preferred Shares and, in connection with the creation of such series, to fix by resolution or resolutions providing for the issue of shares thereof the designations, powers, preferences and relative,

                                      C-2-4
participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such series in respect of the matters set forth as follows:-

          (a) The maximum number of shares to constitute such series and the distinctive designation thereof and the stated value thereof if different than the par value thereof;

          (b) Whether the shares of such series shall have voting rights, in addition to any voting rights provided by the Law, and, if so, the terms of such voting rights;

          (c) The dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

          (d) Whether the shares of such series shall be subject to redemption by the Company, and, if made subject to redemption, the times, prices and other terms and conditions of such redemption;

          (e) The rights of the holders of shares of such series upon the liquidation, dissolution or winding up of the Company;

          (f) Whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

          (g) Whether or not the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes, or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

          (h) The limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the Ordinary Shares, non-voting Ordinary Shares or any other class or classes of shares of the Company ranking junior to the shares of such series either as to dividends or upon liquidation;

          (i) The conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distributions of assets on liquidation, dissolution or winding up; and

          (j) Any other preference and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof as shall not be inconsistent with this
              Article 9.

     (3) Relative Rights

     All shares of any one series of Preferred Shares shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends, if any, thereon shall be cumulative; and all series shall rank equally and be identical in all respects, except as permitted by the provisions of this Article 9.

     (4) Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of any class or classes of shares of the corporation ranking junior to the Preferred Shares upon liquidation, the holders of shares of each series of Preferred Shares shall be entitled to receive payment at the rate fixed in the resolution or resolutions adopted by the Directors providing for the issue of such series with respect to such series, plus (if dividends on shares of such series of Preferred Shares shall be cumulative) an amount equal to all dividends (whether or not earned or declared) accumulated to the date of final distribution to such holders; but except as shall be otherwise

                                      C-2-5
stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series, they shall be entitled to no further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders rateably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series, neither the consolidation nor merger of the Company with or into any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of any of the provisions of this Article 9.

     (5) Voting Rights

     Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series and except as otherwise required by the Law, the holders of Preferred Shares shall have, with respect to such shares, no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of Members.

10.  ORDINARY SHARES AND NON-VOTING ORDINARY SHARES

     (1) Except as otherwise expressly provided herein, the Ordinary Shares and non-voting Ordinary Shares shall be identical and shall entitle the holders thereof to the same rights and privileges.

     (2) Dividends

     When and as dividends are declared upon the ordinary shares of the Company, whether payable in cash, in property or in shares of the Company, the holders of Ordinary Shares and the holders of non-voting Ordinary Shares shall be entitled to share equally, share for share, in such dividends, except that if dividends are declared which are payable in Ordinary Shares or non-voting Ordinary Shares, dividends shall be declared which are payable at the same rate in both classes of shares and the dividends payable in Ordinary Shares shall be payable to holders of that class of shares and the dividends payable in non-voting Ordinary Shares shall be payable to holders of that class of shares. Anything contained in this Article 10(2) to the contrary notwithstanding, dividends payable in only a single class of shares may be paid both to holders of such class and to holders of any other class.

     (3) Conversion of Non-Voting Ordinary Shares into Ordinary Shares

     Upon the registration of the transfer of non-voting Ordinary Shares from the original holder thereof to any third party not affiliated with such original holder, such non-voting Ordinary Shares shall be redesignated in the books of the Company as Ordinary Shares and shall automatically convert into the same number of Ordinary Shares.

     (4) Liquidation

     Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company remaining after the creditors of the Company have been paid in full the amount to which they shall be entitled shall, subject to Article 10(6), be distributed to the holders of Ordinary Shares and non-voting Ordinary Shares equally, share for share. Except as shall be otherwise stated and expressed in the resolution or resolutions of the Directors providing for the issue of any series of Preferred Shares, neither the consolidation nor merger of the Company with or into any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Company with the meaning of any of the provisions of this Article 10(4).

     (5) Voting Rights

     Subject to the Law, the holders of Ordinary Shares shall be entitled to vote on all matters to be voted on by the Members, and the holders of non-voting Ordinary Shares shall not be entitled to any such voting rights.


                                      C-2-6

     (6) Preferences

     The Ordinary Shares and the non-voting Ordinary Shares are subject to all the powers, rights, privileges, preferences and priorities of the Preferred Shares as are stated and expressed hereinabove and as shall be stated and expressed in any resolution or resolutions adopted by the Directors pursuant to authority expressly granted to and vested in it by the provisions of these Articles.

11.  VARIATION OF CLASS RIGHTS

     (1) If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

     (2) The quorum for a variation of class rights meeting is:-

          (a) for a meeting other than an adjourned meeting, two (2) persons present holding at least one third of the voting rights of the class in question;

          (b) for an adjourned meeting, one (1) person holding shares of the class in question; or

          (c) where the class has only one Member, that Member.

     (3) For the purposes of sub-Article 11(2) above, where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

     (4) At a variation of class rights meeting, any holder of shares of the class in question present may demand a poll.

     (5) For the purposes of this Article:-

          (a) any alteration of a provision contained in these Articles of Incorporation for the variation of rights attached to a class of shares, or the insertion of any such provision into the Articles, is itself to be treated as a variation of those rights; and

          (b) references to the variation of rights attached to a class of shares include references to their abrogation.

     (6) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking senior or pari passu therewith.

12.  REGISTERED OWNERS

     Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust or subject to any other form of beneficial ownership, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

13.  REGISTER OF MEMBERS

     (1) The Company shall keep the Register of Members and Index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register of Members and Index of Members upon such terms as the Board may think fit. Subject to the rules governing any uncertificated system under which the Company's shares may be transferred electronically, the Register may be closed during such periods as the Board think fit not exceeding in all thirty (30) days in any year. In the absence of manifest error, the Register of Members shall be conclusive evidence as to the persons entitled to the shares entered therein.


                                      C-2-7

     (2) Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that member in the Register shall be altered in conformity with the notice given.

14.  TRANSFER AND TRANSMISSION OF SHARES

     These Articles are subject to and do not limit or restrict the transfer of the Company's shares pursuant to an uncertificated system or otherwise in accordance with the Uncertificated Securities (Enabling Provisions) (Guernsey) Law, 2005. The Board may allow settlement of the Company's shares in any manner at its discretion.

15. On the death of a Member, the survivors, where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

16. A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

17. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

18.  UNTRACED SHAREHOLDERS

     (1) The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

          (i) during the period of not less than twelve (12) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

          (ii) the Company shall following the expiry of such period of twelve
               (12) years have inserted advertisements, but in a national newspaper and in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

          (iii) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

          (iv) notice shall have been given to the stock exchanges on which the Company is listed, if any.

     (2) The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company or any class thereof.

19.  ALTERATION OF CAPITAL

     (1) The Company may by ordinary resolution:-

          (a) consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

          (b) subject to sub-Article 19(2), subdivide all or any of its shares into shares of a smaller amount;


                                      C-2-8

          (c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person;

          (d) convert the whole, or any particular class, of its preference shares into redeemable preference shares;

          (e) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than 3 significant figures) current on the date of the resolution or on such other day as may be specified therein; or

          (f) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

     (2) In any subdivision under sub-Article 19(1)(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

20. The Board on any consolidation of shares or otherwise may deal with fractions of shares in any manner.

21. The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

22.  GENERAL MEETINGS

     (1) The Company shall hold a general meeting at least once in every calendar year and not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for a general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

     (2) General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

     (3) A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that each Member participating in the communication can hear or read what is said or communicated by each of the others.

     (4) A communication in which a quorum of Members participates pursuant to sub-Article 22(3) shall be a valid meeting which shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is present.

23. Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

24. The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

25.  NOTICE OF GENERAL MEETINGS

     (1) An annual general meeting of a Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

     (2) An extraordinary general meeting of a Company (other than an adjourned meeting) must be called by notice of at least fourteen (14) clear days.


                                      C-2-9

     (3) A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

26. Notices may be published on a website in accordance with Section 208 of the Law.

27.

     (1) Notice of a general meeting of the Company must be sent to:-

          (a) every Member; and

          (b) every Director.

     (2) In sub-Article 27(1), the reference to Members includes only persons registered as a Member.

     (3) For the purpose of determining the Members entitled to notice of or to vote at any meeting or adjourned meeting of the Company, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Directors may fix, in advance, a date as a record date for such determination of Members. Such record date shall not be more than sixty or less than thirty days before the date of such meeting, or more than sixty days prior to any other action.

28.

     (1) Notice of a general meeting of a company must:-

          (a) state the time and date of the meeting;

          (b) state the place of the meeting;

          (c) specify any special business to be put to the meeting (as defined in Article 32);

          (d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

          (e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

          (f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

     (2) Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

29.

     (1) Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

     (2) The Company must, where practicable, give its Members notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

     (3) Where that is not practicable, the Company must give its members notice at least fourteen (14) clear days before the meeting -

          (a) by notice in La Gazette Officielle, or

          (b) in any other manner deemed appropriate by the Board.

     (4) If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.


                                     C-2-10

30. In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

     (a) his rights to appoint a proxy and under Section 222 of the Law; and

     (b) the right to appoint more than one proxy.

31. The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

32.  PROCEEDINGS AT GENERAL MEETINGS

     The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

33. The quorum for a general meeting shall be two (2) or more Members holding the majority of the voting rights applicable at such meeting present in person or by proxy provided that, if the Company shall have only one (1) Member entitled to attend and vote at the general meeting, that Member shall constitute a quorum.

34. If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it may be adjourned at any time to any other time and to any other place by the chairman of the meeting, provided that it shall not be necessary to notify any Member of any adjournment of less than twenty (20) clear days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

35.

     (1) The chairman of any general meeting shall be either:-

          (a) the Chairman of the Board;

          (b) in the absence of the Chairman, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

          (c) if neither the Chairman of the Board nor the nominated Director are present at the meeting, then the Directors present at the meeting shall elect one of their number to be the Chairman,

          (d) if only one Director is present at the meeting, then he shall be Chairman of the general meeting; or

          (e) if no Directors are present at the meeting, then the Members present shall elect a Chairman for the meeting by an ordinary resolution.

     (2) The Chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

     (3) A Director of the Company shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company regardless of whether that Director is a Member of the Company or a holder of the relevant class of shares.

36. The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than twenty
     (20) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.


                                     C-2-11

37.

     (1) At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

          (a) by the Chairman; or

          (b) by not less than five (5) Members having the right to vote on the resolution; or

          (c) by a Member or Members representing not less than ten (10) per cent of the total voting rights of all Members having the right to vote on the resolution.

     (2) The demand for a poll may be withdrawn.

     (3) Unless a poll is demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

38. A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

39. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

40. If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment, it shall be taken at once.

41. In case of an equality of votes on a poll, the Chairman shall have a second or casting vote.

42.  VOTES OF MEMBERS

     (1) On a show of hands, every Member present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

     (2) On a poll, every Member present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

43. Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

44. Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

45. On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

46.

     (1) No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

     (2) No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

47. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.


                                     C-2-12

48.  PROXIES

     A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

49. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

50. The instrument appointing a proxy and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

51. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised and may be in any form prescribed by the rules of any stock exchange or approved by the Board.

52. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

53. Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

54. Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

55. Any Member may appoint by power of attorney some person, whether a Member or not, to act as his attorney for the purposes of receiving notices of and attending general meetings and exercising the rights of the Member thereat, and upon such power of attorney being deposited at the Office together with a notice from the attorney giving his address, an entry thereof shall be made in the Register and all notices of meetings held during the continuance in force of such power of attorney shall be served upon the attorney thereby appointed as if such attorney were a Member of the Company and registered owner of the shares, and all notices, except where otherwise herein expressly provided, shall be deemed duly served if served upon such attorney in accordance with these Articles, and the attorney shall be entitled to attend any general meetings held during the continuance of his appointment and to vote thereat in respect of the shares of any Member appointing him, such vote to be exercised either personally or by proxy appointed by the attorney. Every such power shall remain in full force notwithstanding the death of the Member or its revocation by other means, unless and until express notice in writing of such death or revocation shall have been given to the Company.

56.  WRITTEN RESOLUTIONS

     Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

57. Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.


                                     C-2-13

58. Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

59. Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

60. Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

61. Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

62. The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

63.  NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

     The number of Directors shall be authorised by the Board from time to time but shall not be less than three (3) nor more than twenty (20).

64. The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

65. No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than twenty-one (21) clear days before the date appointed for the meetings there shall have been left at the Office and delivered to either the Secretary of the Company or the Chairman of Directors notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected. On receipt of such notice, the Secretary or the Chairman of Directors (as the case shall be) shall promptly forward a copy to all Directors.

66. The appointment of any person proposed as a Director shall be effected by a separate resolution.

67. Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

68. A share qualification for a Director may be fixed by the Board and unless and until so fixed no qualification shall be required.

69.  A Director may not appoint an alternate.

70.

     (1) A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit or as vendor,

                                     C-2-14
         purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

     (2) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

71.  REMUNERATION OF DIRECTORS

     (1) The Directors shall be paid out of the funds of the Company by way of fees such sums as the Board shall reasonably determine.

     (2) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

     (3) If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

72.  INDEMNITIES

     (1) The Directors and officers of the Company and their respective heirs and executors shall be fully indemnified, and the directors and officers of any subsidiary of the Company and their respective heirs and executors may be fully indemnified, out of the assets of the Company from and against all actions, costs, charges, losses, damages, expenses and liabilities, including the reasonable legal and other expenses incurred in defending any Claim (whether in relation to civil or criminal proceedings or the making any application for relief under section 522 of the Law) on an "as incurred" basis (together "Liabilities"), arising out of any claims made against him or his heirs or executors in connection with the performance of his duties as a Director or officer of the Company or as a director or officer of any subsidiary thereof (a "Claim").

     (2) Notwithstanding the terms of sub-Article 72(1), the Company shall not provide such indemnity with respect to any Liability incurred by any such indemnified person (an "Indemnitee"):

          i. to the extent prohibited by the Law or the Company's Articles of Incorporation or otherwise as prohibited by law;

          ii. to the Company or any subsidiary thereof in connection with any negligence, default, breach of duty or breach of trust in relation to the Company or such subsidiary;

          iii. in defending, or in connection with, any Claim brought by the Company;

          iv. to pay a fine imposed in criminal proceedings;

          v. to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

          vi. in defending criminal proceedings in which he is convicted, and in the event that the Indemnitee is convicted, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in defending such proceedings, or in connection with the criminal proceedings and any such repayment must be made not later than the date on which the conviction becomes final (as defined in the Law);


                                     C-2-15

          vii. in defending civil proceedings brought by the Company, or an associated company (as defined in the Law), in which judgment is given against him, and in the event that the judgement is given against him, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in defending, or in connection with the civil proceedings and any such repayment must be made not later than the date on which the judgement becomes final (as defined in the Law);

          viii. in connection with an application for relief under section 522 of the Companies Law in which the Court refuses to grant him relief, and in the event that the Indemnitee is refused relief, the Indemnitee will repay to the Company any amount received from the Company under sub-Article 72(1) in respect of legal or other expenses or any other Liability incurred by the Indemnitee in making such application, or in connection with the relief proceedings and any such repayment must be made not later than the date on which the refusal of relief becomes final (as defined in the Law);

          ix. to the extent that any recovery is made by the Indemnitee under any policy of insurance;

          x. arising out of the Indemnitee's fraud or wilful act or default; or

          xi. that arises as a result of the Indemnitee knowingly acting beyond the scope of his authority.

     (3) The Board may agree to such contractual indemnities for the benefit of the Directors, officers, employees and other agents and contracting parties of the Company or any of its subsidiaries as it may, from time to time, deem fit.

     (4) Notwithstanding sub-Article 72(2), the Board may, to the fullest extent permitted by the Law, purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, officers, directors, employees and other agents of the Company or any of its subsidiaries and/or to cover corporate reimbursement of such Directors, officers, directors, employees and other agents.

73.  MANAGEMENT OF THE COMPANY

     Subject to any modifications, exceptions or limitations contained in the Law, the Memorandum or these Articles, the business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board. The Board shall have all the powers necessary for managing, and for directing and supervising the management of, the business and affairs of the Company, including the power to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

74. The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

75. The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

76. The Board may, at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether

                                     C-2-16
     nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

77. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

78.  DISQUALIFICATION OF DIRECTORS

     A Director shall cease to hold office:-

     (a) if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

     (b) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

     (c) if he dies or becomes of unsound mind or incapable;

     (d) if he becomes insolvent suspends payment or compounds with his creditors;

     (e) if he is requested to resign by written notice signed by all his co-Directors;

     (f) if the Company in general meeting shall declare that he shall cease to be a Director; or

     (g) if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

79. If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

80.  PROCEEDINGS OF DIRECTORS

     (1) The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman at the meeting shall have a second or casting vote.

     (2) A Director in communication with one or more other directors so that each director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the Chairman is present.

81. A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

82. Any Director may, and the Secretary on the requisition of a Director shall, convene a meeting of the Board. The Board shall determine the notice necessary for its meetings and the persons, in addition to all the Directors and the Secretary, to whom such notice shall be given but, unless resolved otherwise by the Board, at least 72 hours notice of a meeting shall be required.


                                     C-2-17

83. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board. The adoption of a resolution by the Directors shall require the affirmative vote of a majority of the Directors then in office present personally, by telephone conference or other electronic means. No resolution shall be adopted unless the number of Directors comprising the requisite quorum are present.

84. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed, shall be a majority of the Directors then in office.

85. The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there are no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

86. The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman is elected or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

87. The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. A committee may elect a chairman of its meetings; if no such chairman is elected or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the same, the committee members present may choose one of their number to be chairman of the meeting.

88. A committee may meet and adjourn as it thinks proper. Questions arising at any committee meeting shall be determined by a majority of votes of the committee members present, and in the case of an equality of votes, the chairman shall have a second or casting vote.

89. All acts done by any meetings of the Directors or of a committee of the Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was a defect in the appointment of any of the Directors or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

90. A resolution in writing signed by each Director entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

91.  EXECUTIVE DIRECTORS

     (1) The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director on such terms and for such periods as they may determine.

     (2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

     (3) A Managing Director or Chairman shall receive such remuneration (whether by way of salary, commission, or participation in profits or combination thereof) as the Directors may determine.

     (4) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.


                                     C-2-18

92.  DIVIDENDS

     Subject to compliance with Section 304 of the Law:

     (1) the Board may at any time declare and pay such dividends to Members according to their right and interest; and

     (2) the method of payment of dividends shall be at the discretion of the Board.

93. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

94. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

95. The Directors may retain dividends payable upon shares in respect of which any person is entitled to become a Member under Article 16 or otherwise until such person shall be registered as a Member in respect thereof or shall duly transfer the same.

96. The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

97. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

98. At the discretion of the Board, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

99. Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest, bonuses or other moneys payable in respect of their joint holdings.

100. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

101. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

102.  RESERVES

     The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

103.  CAPITALISATION OF PROFITS

     The Board may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available

                                     C-2-19
for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

104. Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

105.  NOTICES

     A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 109, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

106.

     (1) Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

     (2) Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

     (3) Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

107. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

108. Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

109. All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Section 526 and
      Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

110.  WINDING UP

     The Company shall be wound up in any of the circumstances specified in the Law.


                                     C-2-20

111.

     (1) If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

     (2) If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

     (3) In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares may within fourteen (14) clear days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.

112.  INSPECTION OF REGISTERS AND OTHER RECORDS

     (1) A Director shall be entitled at any time to inspect the Register, the minute books, the annual return, the register of Directors and secretaries and the index, if any, of Members.

     (2) A Member shall be entitled on giving not less than one day's notice to inspect the Register and the other documents mentioned in sub-Article 112 (1) other than the minutes of proceedings at Directors' meetings.

     (3) Any person who is not a Director or a Member shall be entitled on giving not less than three days' notice to inspect the Register, the register of Directors and secretaries and the index, if any, of Members.

     (4) The rights of inspection herein referred to shall be exercisable from 2.30PM to 4.30PM on any weekday when banks in Guernsey are open for business.

     (5) Subject to sub-Article 112 (2), no Member shall (as such) have any right to inspect the accounting records or other books or documents of the Company except as conferred by the Law or authorised by the Directors or by ordinary resolution.


                                     C-2-21

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 AMDOCS LIMITED

                                JANUARY 22, 2009

                           Please sign, date and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

   | Please detach along perforated line and mail in the envelope provided. |

- 21230330000000000000 9                                          012209
--------------------------------------------------------------------------------

         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
           PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

                                                                                                             FOR  AGAINST  ABSTAIN
1. ELECTION OF DIRECTORS:                                     2. APPROVAL OF SPECIAL RESOLUTION              [ ]    [ ]      [ ]
                                                                 AMENDING AND RESTATING THE MEMORANDUM
                               NOMINEES:                         OF INCORPORATION AND ARTICLES OF
[ ] FOR ALL NOMINEES           - Bruce K. Anderson               INCORPORATION AS DESCRIBED IN THE
                               - Adrian Gardner                  ACCOMPANYING PROXY STATEMENT.
[ ] WITHHOLD AUTHORITY         - Charles E. Foster
    FOR ALL NOMINEES           - James S. Kahan               3. APPROVAL OF CONSOLIDATED FINANCIAL          [ ]    [ ]      [ ]
                               - Zohar Zisapel                   STATEMENTS FOR FISCAL YEAR 2008.
[ ] FOR ALL EXCEPT             - Dov Baharav
    (See instructions below)   - Julian A. Brodsky            4. RATIFICATION AND APPROVAL OF ERNST &        [ ]    [ ]      [ ]
                               - Eli Gelman                      YOUNG LLP AND AUTHORIZATION OF AUDIT
                               - Nehemia Lemelbaum               COMMITTEE OF BOARD TO FIX REMUNERATION.
                               - John T. McLennan
                               - Robert A. Minicucci
                               - Simon Olswang

INSTRUCTIONS:  To withhold authority to vote for any
               individual nominee(s), mark "FOR ALL EXCEPT"
               and fill in the circle next to each nominee
               you wish to withhold, as shown here: -
-----------------------------------------------------------






-----------------------------------------------------------
To change the address on your account, please check
the box at right and indicate your new address in
the address space above. Please note that changes      [ ]
to the registered name(s) on the account may not be
submitted via this method.
-----------------------------------------------------------

Signature of Shareholder                         Date:            Signature of Shareholder                       Date:
                         -----------------------       ----------                          ---------------------        ---------

      NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.
            When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is
-           a partnership, please sign in partnership name by authorized person. -

                 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                               AMDOCS LIMITED

                              JANUARY 22, 2009

                         PROXY VOTING INSTRUCTIONS

MAIL - Sign, date and mail your proxy card in
the envelope provided as soon as possible.
                    - OR -
TELEPHONE - Call toll-free 1-800-PROXIES
(1-800-776-9437) in the United States or
1-718-921-8500 from foreign countries and       --------------------------------
follow the instructions. Have your proxy card   COMPANY NUMBER
available when you call.                        --------------------------------
                    - OR -                      ACCOUNT NUMBER
INTERNET - Access "WWW.VOTEPROXY.COM" and       --------------------------------
follow the on-screen instructions. Have your proxy card available when you access the web page.
                    - OR -
IN PERSON - You may vote your shares in
person by attending the Annual General
Meeting.

  You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

     | Please detach along perforated line and mail in the envelope provided
             IF you are not voting via telephone or the Internet. |

- 21230330000000000000 9                                          012209
--------------------------------------------------------------------------------

        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
           PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

                                                                                                             FOR  AGAINST  ABSTAIN
1. ELECTION OF DIRECTORS:                                     2. APPROVAL OF SPECIAL RESOLUTION              [ ]    [ ]      [ ]
                                                                 AMENDING AND RESTATING THE MEMORANDUM
                               NOMINEES:                         OF INCORPORATION AND ARTICLES OF
[ ] FOR ALL NOMINEES           - Bruce K. Anderson               INCORPORATION AS DESCRIBED IN THE
                               - Adrian Gardner                  ACCOMPANYING PROXY STATEMENT.
[ ] WITHHOLD AUTHORITY         - Charles E. Foster
    FOR ALL NOMINEES           - James S. Kahan               3. APPROVAL OF CONSOLIDATED FINANCIAL          [ ]    [ ]      [ ]
                               - Zohar Zisapel                   STATEMENTS FOR FISCAL YEAR 2008.
[ ] FOR ALL EXCEPT             - Dov Baharav
    (See instructions below)   - Julian A. Brodsky            4. RATIFICATION AND APPROVAL OF ERNST &        [ ]    [ ]      [ ]
                               - Eli Gelman                      YOUNG LLP AND AUTHORIZATION OF AUDIT
                               - Nehemia Lemelbaum               COMMITTEE OF BOARD TO FIX REMUNERATION.
                               - John T. McLennan
                               - Robert A. Minicucci
                               - Simon Olswang

INSTRUCTIONS:  To withhold authority to vote for any
               individual nominee(s), mark "FOR ALL EXCEPT"
               and fill in the circle next to each nominee
               you wish to withhold, as shown here: -
-----------------------------------------------------------






-----------------------------------------------------------
To change the address on your account, please check
the box at right and indicate your new address in
the address space above. Please note that changes      [ ]
to the registered name(s) on the account may not be
submitted via this method.
-----------------------------------------------------------

Signature of Shareholder                         Date:            Signature of Shareholder                       Date:
                         -----------------------       ----------                          ---------------------        ---------

      NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.
            When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is
-           a partnership, please sign in partnership name by authorized person. -

                                                              -                -

                                 AMDOCS LIMITED

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on November 24, 2008, at the annual General Meeting of shareholders to be held on January 22, 2009 or any adjournment thereof.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

-                                                                        14475 -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMDOCS LIMITED

                                        /s/ Thomas G. O'Brien
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: December 11, 2008